SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atlas Financial Holdings, Inc.

(Name of Issuer)

Ordinary Common Shares, par value $0.003 per share

(Title of Class of Securities)

G06207115

(CUSIP Number)

Joshua S. Horowitz

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G06207115	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 724,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G06207115	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 724,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G06207115	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 724,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G06207115	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,000
	8	SHARED VOTING POWER 724,043
	9	SOLE DISPOSITIVE POWER 103,000
	10	SHARED DISPOSITIVE POWER 724,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 827,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G06207115	13D	Page 6 of 8 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 9, 2021 (the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as directly held by Palm Global, including brokerage commissions, was approximately $383,500. The source of these funds was working capital.

The total cost for purchasing the Common Stock reported as directly held by Mr. Horowitz, including brokerage commissions, was approximately $57,849. The source of these funds was personal funds.

Item 4.	Purpose of Transaction.

On December 13, 2021, Palm Global signed an additional consenting noteholder accession letter and thereby acceded to the Restructuring Support Agreement (the “RSA”), dated August 31, 2021, among the Company and certain holders of 6.625% Senior Unsecured Notes Due 2022 (the “Notes”) of the Company. The RSA memorializes the agreed-upon terms for a financial restructuring of the Notes on the terms and conditions set forth in the Exchange Term Sheet attached as an exhibit to the RSA (the “Note Restructuring”). The RSA contemplates that the Note Restructuring will be effectuated through (i) a scheme of arrangement in respect of the Notes pursuant to section 86 of Part IV of the Companies Act (2021 Revision) of the Cayman Islands (the “Scheme”) and (ii) a recognition proceeding with respect to the Scheme pursuant to chapter 15 of title 11 of the United States Code. Under the terms of the RSA, the Note Restructuring is expected to be completed by March 1, 2022, resulting in a five-year extension of the stated maturity through April 26, 2027 and other agreed modifications. The description of the RSA is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 1, 2021 and is incorporated by reference herein as Exhibit 99.2.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons are closely monitoring the Company’s restructuring activities and may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G06207115	13D	Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 827,043 shares of Common Stock, which represents approximately 5.6% of the Company’s outstanding shares of Common Stock.

Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Horowitz directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 14,797,334 shares of Common Stock reported by the Company as outstanding as of November 1, 2021 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his position with Palm Management (US) LLC, Mr. Palmer may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his positions with Palm Global and Palm Management (US) LLC, Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

(c) Transactions effected by each of the Reporting Persons in the Common Stock in the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

99.2	Restructuring Support Agreement, dated August 31, 2021, by and among Atlas Financial Holdings, Inc. and the noteholders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 1, 2021).

CUSIP No. G06207115	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 13, 2021

PALM MANAGEMENT (US) LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Portfolio Manager

PALM GLOBAL SMALL CAP MASTER FUND LP

By Palm Global Small Cap Fund GP Ltd.,
its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ

Schedule A

Transactions in the Common Stock in the Past 60 Days:

Palm Global Small Cap Master Fund LP

Transaction Date	Number of Shares Bought (Sold)	Price per Share ($)(1)
10/18/2021	30,000	$0.5002
10/29/2021	20,000	$0.488
11/3/2021	4,737	$0.48
11/8/2021	7,900	$0.5185
11/9/2021	105,000	$0.5215
11/30/2021	1	$0.25
12/2/2021	25,000	$0.3556

(1)	On certain days, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.